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                     October 20, 2020

       Michael Bonner
       Senior Director Accounting & Finance, Chief Financial Officer CUMBERLAND PHARMACEUTICALS INC
       2525 West End Avenue, Suite 950
       Nashville, TN 37203

                                                        Re: CUMBERLAND
PHARMACEUTICALS INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-33637

       Dear Mr. Bonner:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences